Oncolytics Biotech® Highlights Strong Efficacy and Translational Data in Metastatic Colorectal Cancer; Will Advance Regulatory Pathway Discussions

In KRAS mutant 2L mCRC, pelareorep delivers prolonged survival benefit with a median PFS and median OS approximately 2.5x the current standard of care

Translational data from multiple studies confirm pelareorep replication in CRC tumors and immune activation

Company to define regulatory pathway and advance potential IST in KRAS mutant CRC patient population

SAN DIEGO, CA, September 8, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today highlighted clinical and translational data from three metastatic colorectal cancer (“mCRC”) studies demonstrating consistent efficacy signals, immune activation, and survival outcomes that exceed historical benchmarks in multiple mCRC treatment settings.

In the REO 022 trial, pelareorep in combination with FOLFIRI and bevacizumab achieved the following results in platinum refractory 2L mCRC KRAS mutant patients:
•Median progression-free survival (“PFS”): 16.6 months vs. 5.7 months with standard 2L regimen1
•Median overall survival (“OS”): 27.0 months vs. 11.2 months with standard 2L regimen1

In the GOBLET study’s 3L mCRC Cohort 3, pelareorep combined with atezolizumab and TAS-102 met its predefined efficacy endpoint. The regimen achieved durable disease control and survival rates greater than historical benchmarks for 3L mCRC treated with TAS-102.

In the REO 022 trial and the REO 013 translational study, viral replication and immune activation were demonstrated in tumors from mCRC patients, including dendritic cell maturation and CD8+ T cell activation. These findings confirm pelareorep’s mechanism of action, including its ability to modify mCRC tumors to be immune responsive and amenable to checkpoint inhibition.

“These studies validate pelareorep’s mechanism of action and present a clear opportunity to accelerate the pursuit of a registration-enabled study in the underserved KRAS mutant subset of mCRC patients,” said Jared Kelly, CEO of Oncolytics. “Given pelareorep’s activity in this difficult-to-treat cancer and other RAS-mutated gastrointestinal (“GI”) tumors, including metastatic pancreatic and anal cancers, we believe pelareorep is positioned to become the premier platform immunotherapy in the GI space.”

“The efficacy data for pelareorep in the hard-to-treat KRAS mutant population of mCRC are very encouraging,” said Dr. Sanjay Goel, professor and attending physician at Rutgers University. “We plan to initiate an investigator-sponsored trial to further explore pelareorep’s promising potential in KRAS mutant mCRC, building on the robust immune activation demonstrated in REO 013 and the survival benefit seen in REO 022.”

In addition to establishing an executable investigator-sponsored trial, the company plans to work with leading investigators and engage with regulators to define a clear path to registration in mCRC, including the design of a confirmatory study, leveraging the data in the KRAS mutant patient setting.

References:
1.Bennouna J. Lancet Oncol (14):29-37, 2013

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; its plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; its expectations regarding the efficacy and results of pelareorep in future studies; and its belief in the clinical promise of pelareorep in metastatic colorectal and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com